Acacia Life Insurance Company Logo

October 7, 2003

                                           (Transmitted via EDGAR on 10/07/2003)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0506

RE: Acacia National Variable Annuity Separate Account II, SEC File No. 811-07627 Allocator 2000 Annuity, Registration No. 333-107771
     Request for Withdrawal, Pursuant to Rule 477, of Registration Statement on Form N-4

Ladies and Gentlemen:

Ameritas Life Insurance Corp., as filing agent for Acacia National Variable Annuity Separate Account II ("Registrant" or "Separate Account"), on behalf of the Registrant, requests withdrawal of a Registration Statement on Form N-4 for Allocator 2000 Flexible Premium Variable Annuity Policy ("Allocator 2000 Annuity") pursuant to the Securities Act of 1933 ("1933 Act") and Rule 477 thereunder, as well as the Investment Company Act of 1940 ("1940 Act"). The Registrant submitted the Allocator 2000 Annuity Registration Statement on Form N-4 electronically to the Securities and Exchange Commission ("SEC") on August 8, 2003. The submission was received and accepted by the SEC on August 8, 2003, and assigned Accession Number 0000941133-03-000006.

The sole purpose of the filing was to report a change in the Depositor scheduled to take place at the close of business December 31, 2003 when the current Depositor is merged with its parent company. On the advice of the Office of Insurance Products, we wish to withdraw the filing at this time, with the intent to re-file on December 31, when the merger and the transfer of the Separate Account will occur.

Please accept our sincere apologies for any inconvenience we have caused you. If you have any questions or comments with respect to this filing, please telephone Greg Sernett at 402-467-7853.

Sincerely,

/s/ Donald R. Stading

Donald R. Stading
Secretary and General Counsel
Ameritas Life Insurance Corp.

cc:    Joyce Pickholz, Senior Counsel
       Office of Insurance Products, MS 5-6
       Securities and Exchange Commission
       450 Fifth Street, N.W.
       Washington, D.C.  20549-0506